CANPLATS RESOURCES
CORPORATION

2004 Annual Report

#1180– 999 West Hastings Street, Vancouver, B.C. V6C 2W2
Phone: (604) 689-3846         Fax: 604-689-3847

To the Shareholders,

This past year, Canplats has directed its acquisition and exploration activities to gold prospects in Mexico. Three properties, the Rodeo, Yerbabuena and the recently acquired El Rincon are located in the state of Durango in north-central Mexico. A fourth property, Santa Lucia in Baja California Norte, was also explored. Most property holdings in northwestern Ontario have been allowed to lapse, although a drill program is planned on a target better defined by recent government geophysical survey data on the Grand Bay property.

The Rodeo property, 150 kilometers north of the city of Durango and adjacent to the Pan American highway, was acquired in early 2003. Two reverse-circulation drill programs during the year have discovered and extended near-surface, gold-rich zones adjacent to a major vein system. Despite difficulties in drill recoveries and timely progress, two broad zones of gold mineralization have been intersected with near-true thicknesses of 20 to 50 meters, typically grading 0.5 to 2.0 grams of gold per tonne. Within these zones, grades up to 7.9 grams per tonne gold over 16 meters were intersected. The “West Vein Swarm” zone has been extended over 200 meters of strike length. The “Ridge Zone”, which has been most recently discovered in two holes, is open in all directions.

As a result of the success of drilling to date, Canplats increased the size of its Rodeo property holdings by almost 10-fold to 13,820 hectares (53.4 square miles). A drill program this winter will trace the near-surface mineralization and test at depth for additional manto-like zones adjacent to the main vein structures.

The Yerbabuena property in the state of Durango covers an extensive area of favourable geology with indications of epithermal gold mineral systems. Very limited prospecting and mapping has been carried out on most of this 7,610-hectare (29.4 square mile) property with the focus to date on the Main Zone that has been mapped and rock-chip sampled in detail. Exploration to date has identified a partially exposed area of silicification and brecciation over 400 meters in strike length, anomalous in gold, with numerous large quartz boulders that have assayed up to 7 grams gold per tonne. This zone and three other zones within anomalous gold in veins and silicified zones, are interpreted to represent the upper levels of epithermal systems, will be drill-tested this winter.

In May 2004, the Company acquired the El Rincon gold prospect that straddles the Pan American highway 100 kilometer north of Durango. The property covers seven kilometers of a geological structural corridor that contains the El Cairo property of Morgain Minerals, a few kilometers to the southwest. Geochemical and geophysical surveys are being carried out to define drill targets in an extensive overburden covered area. Drilling will follow later this winter.

Currently, with $1.1 million in cash, Canplats looks forward to a very active program of drilling of three excellent gold properties in the state of Durango over the next few months.

“R.E. Gordon Davis”

R.E. Gordon Davis
President
October 27, 2004

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(Schedule A)

      ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
		Y	M	D
Canplats Resources Corporation	July 31, 2004	2004	10	27
ISSUER ADDRESS
#1180 - 999 West Hastings Street
CITY PROVINCE POSTAL CODE	ISSUER FAX NO.	ISSUER TEL.NO.
Vancouver B.C. V6C 2W2	(604) 689-3847	(604) 689-3846
CONTACT PERSON	CONTACT'S POSITION	CONTACT TEL. NO.
Linda J. Sue	Corporate Secretary	(604) 484-8203
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
lsue@silverstandard.com	www.canplats.com

CERTIFICATE
The schedule required to complete this Quarterly Report is attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
		Y	M	D
"James W. Tutton"	James W. Tutton	2004	10	27
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
		Y	M	D
"R.E. Gordon Davis"	R.E. Gordon Davis	2004	10	27

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada and reconciled to accounting principles generally accepted in the United States as set out in note 14, and contain estimates based on management’s judgement. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors has met with the Company’s auditors to review the scope and results of the annual audit, and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

The Company’s independent auditors, Staley, Okada & Partners, are appointed by shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada and the United States, and their report follows.

"R.E.Gordon Davis"	"Ross A. Mitchell"
______________________	______________________
R.E. Gordon Davis President	Ross A. Mitchell Vice President, Finance

October 27, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Shareholders of Canplats Resources Corporation:

We have audited the accompanying consolidated balance sheet of Canplats Resources Corporation (An Exploration Stage Company) and the related consolidated statements of loss and deficit, cash flows and shareholders’ equity for the year ended July 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of July 31, 2004, and the results of its operations and its cash flows for the year ended July 31, 2004, in conformity with U.S. generally accepted accounting principles.

The consolidated financial statements as at July 31, 2003 and 2002 and for the years then ended were audited by other auditors who expressed an opinion without reservation on those statements in their reports dated October 8, 2003 and October 23, 2002.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As at July 31, 2004, the Company has an accumulated deficit of $8,213,433. As discussed in Note 1 to the consolidated financial statements, additional capital will be necessary to fund the Company’s long-term operations. These conditions, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 1. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

"Staley, Okada & Partners"
Vancouver, B.C.	STALEY, OKADA & PARTNERS
October 4, 2004	CHARTERED ACCOUNTANTS

Canplats Resources Corporation
An Exploration Stage Company

CONSOLIDATED BALANCE SHEETS

As at July 31
(expressed in Canadian dollars)

	2004 $	2003 $

ASSETS
Current
Cash and cash equivalents	1,580,412	398,115
Restricted cash (note 5)	--	27,684
Receivables	105,905	11,799
Due from related parties (note 9)	--	5,954
Prepaid expense	16,764	6,223

Total current assets	1,703,081	449,775

Mineral properties (note 3)	1,723,731	1,474,700

Property, plant and equipment (note 4)	31,181	--

Total assets	3,457,993	1,924,475

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	69,739	79,903
Due to related parties (note 9)	10,417	31,042

Total liabilities	80,156	110,945

Shareholders' equity
Share capital (note 6)	11,591,270	8,756,770

Deficit	(8,213,433)	(6,943,240)

Total shareholders' equity	3,377,837	1,813,530

	3,457,993	1,924,475

Approved by the Board of Directors:

"R.E.Gordon Davis"	"James Tutton"
______________________	______________________
R.E. Gordon Davis, Director	James W. Tutton, Director

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
An Exploration Stage Company

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

Years ended July 31
(expressed in Canadian dollars, except number of shares)

	2004 $	2003 $	2002 $

Expenses
Bank charges	1,755	495	600
Consulting	--	1,875	--
General exploration	5,347	3,258	3,533
Insurance	8,765	604	6,315
Investor relations	157,938	15,051	15,172
Legal, accounting and audit	15,476	4,200	7,005
Listing and filing fees	19,107	8,666	8,683
Management administration fee	9,000	18,000	23,500
Office	2,149	576	3,573
Other fees and taxes	834	1,226	--
Rent	6,000	12,000	14,500
Salaries	27,880	12,755	38,738
Shareholder relations	19,702	13,974	14,240
Stock based compensation (note 7)	273,900	--	--
Travel and accommodation	--	85	--
Transfer agents	9,575	12,413	15,692

	(557,428)	(105,178)	(151,551)

Other income (expenses)
Interest income	26,386	2,318	1,636
Foreign exchange gain	6,000	--	--
Write-off of mineral properties (note 3)	(745,151)	(191,564)	(61,384)

	(712,765)	(189,246)	(59,748)

Loss for the year	(1,270,193)	(294,424)	(211,299)

Deficit, beginning of the year	(6,943,240)	(6,648,816)	(6,437,517)

Deficit, end of the year	(8,213,433)	(6,943,240)	(6,648,816)

Weighted average number of issued shares	22,856,098	12,297,680	9,202,413

Basic and diluted loss per share	(0.06)	(0.02)	(0.02)

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
An Exploration Stage Company

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended July 31
(expressed in Canadian dollars)

	2004 $	2003 $	2002 $

OPERATING ACTIVITIES
Loss for the year	(1,270,193)	(294,424)	(211,299)
Non-cash item:
Write-off of mineral properties	745,151	191,564	61,384
Valuation of options issued	273,900	--	--

	(251,142)	(102,860)	(149,915)

Net change in non-cash working capital items:
Amounts receivable and prepaid expenses	(104,647)	(11,399)	10,257
Due from related parties	5,954	5,034	(10,756)
Accounts payable and accrued liabilities	(10,164)	54,544	(5,601)
Due to related parties	(20,625)	50,503	4,011

Cash used in operating activities	(380,624)	(4,178)	(152,004)

INVESTING ACTIVITIES
Mineral property costs	(994,182)	(184,260)	(516,669)
Purchase of property, plant and equipment	(31,181)	--	--

Cash used in investing activities	(1,025,363)	(184,260)	(516,669)

FINANCING ACTIVITIES
Shares issued for cash	2,609,250	544,000	523,500
Deposits on share subscriptions	--	--	106,000
Share issue cash costs	(48,650)	(72,616)	(1,305)

Cash provided by financing activities	2,560,600	471,384	628,195

Increase (decrease) in cash	1,154,613	282,946	(40,478)

Cash and cash equivalents, beginning of year	425,799	142,853	183,331

Cash and cash equivalents, end of the year	1,580,412	425,799	142,853

Supplemental cash flow information (note 11)

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
An Exploration Stage Company

CONSOLIDATED STATEMENTS OF
CHANGES IN SHAREHOLDERS’ EQUITY

Years Ended July 31
(expressed in Canadian dollars except number of shares)

	Number of Shares	Common Stock Amount $	Deficit $	Total Shareholders' Equity $

Balance at July 31, 2001	7,387,303	7,566,941	(6,437,517)	1,129,424
For cash	2,655,000	523,500	--	523,500
For mineral properties	175,000	36,500	--	36,500
Deposits on share subscriptions	--	106,000	--	106,000
Share issue costs	--	(1,305)	--	(1,305)
Loss for the year	--	--	(211,299)	(211,299)

Balance at July 31, 2002	10,217,303	8,231,636	(6,648,816)	1,582,820
For cash	6,230,000	544,000	--	544,000
For mineral properties	50,000	3,750	--	3,750
For debt settlement	500,000	50,000	--	50,000
Share issue costs	--	(106,916)	--	(106,916)
Value assigned to options	--	34,300	--	34,300
Loss for the year	--	--	(294,424)	(294,424)

Balance at July 31, 2003	16,997,303	8,756,770	(6,943,240)	1,813,530
For cash	11,995,000	2,609,250	--	2,609,250
Value assigned to options	--	338,900	--	338,900
Shares issued for finder's fees	150,000	37,500	--	37,500
Share issue costs	--	(151,150)	--	(151,150)
Adjustment relating to partial shares	3	--	--	--
Loss for the year	--	--	(1,270,193)	(1,270,193)

Balance at July 31, 2004	29,142,306	11,591,270	(8,213,433)	3,377,837

The accompanying notes are an integral part of the consolidated financial statements.

Canplats Resources Corporation
An Exploration Stage Company

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2004 and 2003
(expressed in Canadian dollars, unless otherwise stated)

1.     NATURE AND CONTINUANCE OF OPERATIONS

The Company is in the process of acquiring, exploring and developing gold and platinum group mineral properties. The Company will attempt to bring the properties to production, structure joint ventures with others, option or lease properties to third parties, or sell the properties outright. The Company has not determined whether these properties contain ore reserves that are economically recoverable and the Company is considered to be in the exploration stage.

These consolidated financial statements have been prepared assuming the Company will continue on a going-concern basis. Management has estimated that the Company will have adequate funds from existing working capital and additional financings to meet its corporate, administrative and property obligations for the coming year. If the Company is to advance or develop its mineral properties further, it will be necessary to obtain additional financing and while it has been successful in the past, there can be no assurance that it will be able to do so in the future.

The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production. The amounts shown as deferred expenditures and property acquisition costs represent net costs to date, less amounts amortized and/or written off, and do not necessarily represent present or future values.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements or transfers and may be affected by undetected defects.

2.     SIGNIFICANT ACCOUNTING POLICIES

Generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). The significant measurement differences between those principles and those that would be applied under U.S. generally accepted accounting principles (U.S. GAAP), as they affect the Company, are disclosed in note 14.

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiary, Canplats de Mexico S.A. de C.V. Inter-company balances are eliminated upon consolidation.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reporting period. Actual results could differ from those reported.

Foreign currency translation

The Company’s subsidiary is an integrated foreign operation and is translated into Canadian dollars using the temporal method. Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates. Income and expense items are translated at the average exchange rate for the period. Translation gains and losses are reflected in loss for the year.

2.     SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and cash equivalents

Cash and cash equivalents include cash on hand, balances held with banks and highly liquid deposits with an initial maturity of less than 90 days. Cash equivalents also include highly liquid short-term investments with an initial maturity of over 90 days that are readily convertible to known amounts of cash and are subject to an insignificant risk of change in value.

Financial instruments

The Company’s financial instruments consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities, and amounts due to and from related parties. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

The Company is exposed to currency risk on the acquisition and exploration expenditures of its Mexican properties since it has to settle expenditures either in Mexican pesos or U.S. dollars. The Company’s expenditures are negatively impacted by increases either in U.S. dollars or Mexican pesos versus the Canadian dollar.

Mineral properties

The Company records its interests in mineral properties at cost. The costs of acquiring mineral properties and related exploration and development expenditures are deferred and would be amortized against future production following commencement of commercial production or are written off if the properties are sold, allowed to lapse or abandoned. General exploration, overhead and administration costs are expensed in the period incurred.

Management of the Company regularly reviews the net carrying value of each mineral property. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, proven and probable reserves, and operating capital and reclamation costs on an undiscounted basis. Reductions in the carrying value of each property would be recorded to the extent the net book value of the investment exceeds the estimated future cash flows.

Where estimates of future cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered.

Management’s estimates of mineral prices, recoverable proven and probable reserves, and operating capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management’s estimate of the net cash flows to be generated from its properties. The Company presently has no proven or probable reserves.

Option payments received are treated as a reduction of the carrying value of the related mineral property and deferred costs until the payments are in excess of costs incurred, at which time they are then credited to income.

Amortization

Property, plant and equipment are carried at cost less accumulated amortization. The Company provides for amortization calculated using the declining balance method at rates ranging from 10% to 30% per annum. Amortization commences at the time when the assets are substantially being used.

2.     SIGNIFICANT ACCOUNTING POLICIES (continued)

Provision for reclamation

The Company estimates the fair value of site restoration and clean-up costs on acquisition of mineral properties and reflects this amount in the cost of the mineral property acquired.

On January 1, 2003, the Company adopted the new standard of accounting for asset retirement obligations which harmonizes with U.S. GAAP. The new standard requires the recognition of a liability for obligations associated with the retirement of fixed assets when the liability is incurred. A liability is recognized initially at fair value if a reasonable estimate of the fair value can be made and the resulting amount would be capitalized as part of the asset. The liability is accreted over time through periodic charges to earnings or mineral property costs. In subsequent periods, the Company adjusts the carrying amounts of the asset and the liability for changes in estimates of the amount or timing of underlying future cash flows.

It is reasonably possible that the Company’s estimates of its ultimate reclamation and site restoration liability could change as a result of changes in regulations or cost estimates. The effect of changes in estimated costs is recognized on a prospective basis.

Share capital

The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the Company. Share capital issued for non-monetary consideration is recorded at an amount based on fair market value.

Stock-based compensation – change of accounting policy

The Company adopted the recommendations of CICA Handbook Section 3870, stock-based compensation and other stock-based payments, effective to all awards granted on or after August 1, 2002. This established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

As encouraged by CICA Handbook Section 3870, the Company has enacted prospectively early adoption of the fair value based method of accounting for awards issued to employees for the fiscal year beginning August 1, 2003.

The new standard requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method. In prior years, stock-based compensation expense was only recognized when stock-based compensation awards were made to non-employees, while pro-forma disclosure was acceptable for awards made to employees.

Flow-through shares

The Company has adopted the new accounting pronouncement relating to flow-through shares effective for all flow-through share agreements dated after March 19, 2004. Canadian Income Tax Legislation permits an enterprise to issue securities referred to as flow-through shares whereby the investor may claim the tax deductions arising from the related resource expenditures. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective corporate tax rate) thereby reducing share capital. As the Company’s did not issue any flow through shares during the year, there is no impact on the financial statements for the current year.

Income taxes

Income taxes are accounted for using the asset and liability method. Future income taxes are recognized for the tax consequences of “temporary differences” by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of existing assets and liabilities. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. In addition, the method requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

Loss per common share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the “if converted” method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

Canplats Resources Corporation
An Exploration Stage Company

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended July 31, 2004 and 2003
(expressed in Canadian dollars, unless otherwise stated)

3.	MINERAL PROPERTY COSTS The Company’s properties are located in the Voltaire and Nipigon Lake areas of the Thunder Bay Mining Division in Ontario, Canada (“CA”) and in Durango State, Mexico (“MX”).

	Grand Bay (CA) $	Geikie (CA) $	Posh (CA) $	Voltaire Johnspine (CA) $	Black Sturgeon (CA) $	Stucco (CA) $	Mikinak (CA) $	Rodeo (MX) $	Yerbabuena (MX) $	Santa Lucia (MX) $	El Rincon & Others $	Total $

Balance - July 31, 2002	189,791	367,901	174,084	567,120	93,158	10,837	42,542	--	--	--	32,821	1,478,254

Acquisition costs	--	2,000	--	--	--	(125)	--	9,103	--	--	--	10,978

Assaying	--	6,132	--	--	--	--	--	--	--	--	--	6,132
Claim taxes	--	--	--	--	--	--	--	781	--	--	--	781
Consulting	118	3,618	--	3,618	--	--	118	--	--	--	--	7,472
Drafting	--	1,548	--	93	--	--	--	144	--	--	--	1,785
Drilling	--	74,376	--	--	--	--	--	--	--	--	--	74,376
Finders fee	--	--	--	--	--	--	--	23,406	--	--	--	23,406
Geology	800	14,798	2,732	2,458	--	732	400	--	--	--	--	21,920
Geophysics	899	14,045	5,113	7,480	567	732	967	--	--	--	800	30,603
Living costs	652	1,143	652	652	--	--	--	--	--	--	--	3,099
Office
expense-field	--	501	17	--	--	--	--	66	--	--	111	695
Storage	600	600	600	600	--	--	--	--	--	--	--	2,400
Surveying	--	1,090	--	--	--	--	--	--	--	--	--	1,090
Travel	6	3,255	6	6	--	--	--	--	--	--	--	3,273

Exploration costs for the year	3,075	121,106	9,120	14,907	567	1,464	1,485	24,397	--	--	911	177,032

Costs written off during the year	--	--	--	(20,080)	(93,725)	--	(44,027)	--	--	--	(33,732)	(191,564)

Balance - July 31, 2003	192,866	491,007	183,204	561,947	--	12,176	--	33,500	--	--	--	1,474,700

Acquisition costs	--	--	--	--	--	--	--	2,869	2,439	20,072	--	25,380

Assaying	--	524	--	--	--	--	--	99,687	48,553	36,551	--	185,315
Claim taxes	--	--	--	--	--	--	--	--	5,916	598	--	6,514
Consulting	450	4,000	--	--	--	--	--	112,439	40,495	2,472	3,883	163,739
Drafting	--	236	--	--	--	--	--	5,550	5,321	2,050	708	13,865
Drilling	--	--	--	--	--	--	--	88,920	95,515	--	--	184,435
Equipment	--	--	--	--	--	--	--	--	28,050	2,926	--	30,976
Finders fee	--	--	--	--	--	--	--	13,251	30,271	37,634	6,701	87,857
Geology	--	6,468	--	--	--	--	--	35,802	13,193	36,279	5,473	97,215
Geophysics	12,548	--	--	--	--	--	--	--	--	31,721	992	45,261
Insurance	--	--	--	--	--	--	--	--	--	121	--	121
Labour	--	--	--	--	--	--	--	3,446	3,867	494	--	7,807
Living costs	--	6,216	--	--	--	--	--	912	911	4,686	--	12,725
Maps and prints	--	--	--	--	--	--	--	21,998	16,785	35,942	--	74,725
Office expenses	--	120	--	--	--	--	--	3,494	1,431	4,283	--	9,328
Storage	--	8,700	--	--	--	--	--	--	--	--	--	8,700
Supplies	--	120	--	--	--	--	--	3,121	559	2,124	--	5,924
Travel	--	2,039	--	--	--	--	--	17,228	9,485	5,543	--	34,295

Exploration costs for the year	12,998	28,423	--	--	--	--	--	405,848	300,352	203,424	17,757	968,802

Costs written off during the year	--	--	(183,204)	(561,947)	--	--	--	--	--	--	--	(745,151)

Balance - July 31, 2004	205,864	519,430	--	--	--	12,176	--	442,217	302,791	223,496	17,757	1,723,731

3.     MINERAL PROPERTY COSTS (continued)

PRINCIPAL PROPERTIES

Grand Bay, Canada

The Company had an option to acquire from Canadian Golden Dragon Resources Ltd. up to a 75% interest in 5 mineral claims (76 units) by paying Golden Dragon $26,000 (paid) over two years and spending a total of $500,000 in exploration by June 30, 2003. In January 2002, the Company met its obligations and has earned and presently holds a 50% interest in the property by incurring $100,000 in exploration on the property, but failed to spend the $500,000 by June 30, 2003. The property is subject to a 1% net smelter return (“NSR”) which the Company can purchase for $500,000.

Geikie, Canada

The Company has an agreement to acquire a 100% interest in 7 mineral claims (108 units) near Cheeseman and Kitchen Lake area, by an initial cash payment of $10,000 (paid) and the requirement to issue a total of 100,000 common shares (issued) in four equal installments of 25,000 shares in six month intervals, and the granting of a 1% NSR which may be repurchased by the Company for $500,000. Of the original claims, only 4 claims (60 units) remain. An additional 27 mineral claims (381 units) have been staked, of which 3 mineral claims (40 units) remain.

Rodeo, Mexico

In fiscal 2003, the Company acquired through staking a 100% interest in the 13,820-hectare Rodeo property located 150 kilometers north of Durango, Mexico. The property is subject to a finder’s fee consisting of US $5,000 on acquisition; the greater of US $5,000 every six months thereafter or 2% of all direct exploration expenditures and a 0.25% net smelter royalty. The maximum amount payable in respect of this finder’s fee is US $500,000.

Yerbabuena, Mexico

In fiscal 2004, the Company entered into a lease with an option to purchase agreement for a 100% interest in the Yerbabuena epithermal gold prospect located approximately 150 kilometers north-northwest of Durango, Mexico. The property consists of three concessions totalling 7,610 hectares and is subject to a 2% net smelter royalty.

Under the terms of the agreement with La Cuesta International, Inc. (“LCI”), owner of the Yerbabuena property, the Company may make staged payments totalling US $62,500 (US $20,000 paid) over three years and US $30,000 annually thereafter, plus applicable taxes, to lease the property. The Company may purchase the property for a total consideration of US $2,000,000 less all lease payments paid under the agreement.

Santa Lucia, Mexico

In October 2003, the Company acquired by staking a 100% interest in the 4,550-hectare Santa Lucia gold prospect located in Baja California Norte, Mexico, subject to the payment of a finder’s fee to LCI. Under an agreement dated October 3, 2003, the Company is required to pay LCI a finder’s fee in respect of our acquisition of the Santa Lucia prospect of US $15,000 on signing the agreement (paid); US $5,000 on or before December 12, 2003 (paid); every six months commencing June 12, 2004, the greater of US $5,000 and 2% of direct exploration expenditures made for the benefit of the property; and, on commencement of commercial production on the property, the greater of US $10,000 per year and a 0.25% net smelter royalty; provided that the maximum amount payable to LCI in respect of the finder’s fee for the Santa Lucia prospect is US $500,000.

3.     MINERAL PROPERTY COSTS (continued)

OTHER PROPERTIES

El Rincon, Mexico

In May, 2004, the Company acquired, by staking, the approximate 13,300-hectare El Rincon gold project in Durango, Mexico, subject to a finder’s fee to LCI.

Under the terms of the agreement with LCI, dated August 24, 2004, but effective May 3, 2004, the Company is required to pay LCI US $5,000 on signing the agreement (paid subsequent to July 31, 2004); every six months commencing May 3, 2004, the greater of US $5,000 and 2% of direct exploration expenditures made for the benefit of the property; and, on commencement of commercial production on the property, a 0.25% net smelter return royalty; provided that the maximum amount payable to LCI for the El Rincon property is US $2,000,000.

On and prior to the Company expending US$1.5 million on the property, Silver Standard Resources Inc. can earn a 51% interest in El Rincon by incurring expenditures equal to two times the Company’s accrued acquisition and exploration expenditures (note 13(b)).

Posh, Canada

The Company had an option to acquire from East West Resource Corporation (“East West”), a related company by one common director, up to a 75% interest in 7 mineral claims (112 units) near Cheeseman Lake, Circle Lake, and Lunch Creek area by making a total of $30,000 in cash payments (paid) and spending a total of $500,000 in exploration expenditures by June 30, 2003. In January 2002, the Company met its obligations to earn a 50% interest in the property by incurring $100,000 in exploration on the property, but failed to spend the $500,000 by June 30, 2003. A 1% NSR in the property could be purchased for $500,000. In fiscal 2004, the option agreement was terminated and all costs associated with the property were written off.

Voltaire-Johnspine, Canada

The 100%-owned Voltaire-Johnspine Property consisted of five adjacent claim blocks that have been merged together: Voltaire, Johnspine, Gull River, Mount Lake and Chief Bay. The Voltaire-Johnspine Property consists of 26 mineral claims (263 units) and is located approximately 5 km southwest of the Gull River Indian Reservation and 65 km north of the Lac des Iles mine. The Chief Bay block of claims were allowed to lapse in fiscal 2003 and all costs associated with this block of claims were written off. In fiscal 2004, the remaining claims were allowed to lapse and the remaining costs for the property were written off.

Black Sturgeon, Canada

The Company had a 100% interest in the 4 mineral claims (64 units). The claims were allowed to lapse in fiscal 2003 and all costs associated with the property were written off.

Stucco, Canada

The Company has a 100% interest in a 16 unit claim that was purchased by the issuance of 50,000 common shares. The vendors retain a 2% NSR of which 1% may be purchased for $1,000,000 and the remaining 1% may be purchased on a right of first refusal basis.

In September 2001, the Company signed an option agreement with Platinum Group Metals Ltd. (“PGM”) whereby PGM can earn up to a 60% interest in the Stucco property. Under the terms of the agreement, PGM can earn a 51% interest in the property through cash payments totalling $65,000 ($40,000 paid) and exploration and development expenditures of $1,000,000 over four years. PGM may earn an additional 9% interest in the property by completing a feasibility study. In fiscal 2004 PGM terminated the option agreement.

3.     MINERAL PROPERTY COSTS (continued)

Mikinak, Canada

The Company had an option to acquire from East West up to a 50% interest in 11 mineral claims (163 units) by funding $20,000 of assessment work and option payments. The property was subject to a 2% NSR of which 0.8% can be purchased for $800,000 and the balance of the royalty on which the companies have a first right of refusal if sold. In fiscal 2002 the Company entered into an option/joint venture agreement with Teck Cominco Limited (“Teck”). Under the terms of the agreement, Teck may earn a 51% interest through cash payments totalling $100,000 and by spending exploration and development expenditures of $750,000 over four years. An additional 9% may be earned by spending another $1,500,000 over two years. An additional 3 mineral claims (17 units) have been staked. Subsequent to fiscal 2002, Teck gave notice that it was terminating the agreement. The claims were allowed to lapse in fiscal 2003 and all costs associated with the property were written off.

Awl Lake, Canada

The Company acquired 5 mineral claims (80 units) located in the Obonga Lake area, Thunder Bay Mining Division, by paying $3,000 (paid) and issuing 100,000 common shares (issued). The claims were allowed to lapse in fiscal 2003 and all costs associated with the property were written off.

Plateau Lake, Canada

The Company acquired by staking 13 mineral claims (94 units), which it owns 50/50 with East West and which is optioned to Prism Resources Inc., a company in which a director and president is also a director of the Company, whereby Prism can earn up to a 60% interest by paying $4,500 by June 25, 2001 (paid) and incur $436,000 in exploration costs by June 25, 2003. The claims were allowed to lapse in fiscal 2003 and all costs associated with the property were written off.

4.     PROPERTY, PLANT AND EQUIPMENT

Details are as follows:

			2004	2003

	Cost $	Accumulated Amortization $	Net Book Value $	Net Book Value $

Automotive equipment	29,266	--	29,266	--
Office equipment	1,204	--	1,204	--
Mining equipment	711	--	711	--

	31,181	--	31,181	--

5.     RESTRICTED CASH

During the year ending July 31, 2003, the Company raised a total of $81,000 in proceeds from the private placement of 540,000 flow-through common shares. These proceeds could only be used on exploration of Canadian mineral properties and the tax benefits flow through to the subscribers. As of July 31, 2004, all funds had been spent and the Company has met all its obligations to the subscribers.

6.     SHARE CAPITAL

Authorized:  100,000,000 common shares without par value.

The Company had the following shares issued and outstanding:

	Number of Shares	$

Balance, July 31, 2002	10,217,303	8,231,636
For cash:
Private placements (a)	690,000	44,000
Private placements - flow-through (a)	540,000	--
Short form offering (b)	5,000,000	500,000
For mineral properties (note 3)	50,000	3,750
For debt settlement	500,000	50,000
Value assigned to options	--	34,300
Share issue costs (b)	--	(106,916)

Balance, July 31, 2003	16,997,303	8,756,770
For cash:
Private placement (c)	5,400,000	1,350,000
Exercise of options (note 7)	75,000	26,250
Exercise of agent's options (note 7(b))	750,000	75,000
Exercise of warrants (note 8)	5,770,000	1,158,000
Share issue costs settled with shares (c)	150,000	37,500
Value assigned to options	--	338,900
Correction relating to fractional units	3	--
Share issue costs	--	(151,150)

Balance, July 31, 2004	29,142,306	11,591,270

As at July 31, 2004, the Company had nil (2003 – 69,000) shares subject to escrow agreements.

(a)

In July 2002 the Company announced it was planning a private placement and in early August 2002 it closed on the private placement consisting of 790,000 shares consisting of 540,000 flow-through shares at $0.15 per share and 250,000 common shares at $0.10 per share. Total proceeds of $106,000 ($81,000 relating to flow-through shares and $25,000 relating to common shares) were received prior to fiscal year-end 2002 with the shares issued on August 2, 2002. In February 2003, the Company issued 440,000 common shares at $0.10 per share through a private placement for total proceeds of $44,000.

(b)

In June 2003, the Company closed a short form offering of 5,000,000 units at a price of $0.10 per unit for gross proceeds of $500,000. Each unit is comprised of one common share and one non-transferable common share purchase warrant. Each warrant will entitle the holder to purchase one additional common share, exercisable at $0.20 per share, until June 3, 2004. The Company granted the agents an option to acquire 750,000 units, at an exercise price of $0.10 per unit, until June 3, 2005. The units issuable on exercise of the option have the same terms as the short form offering units. Total costs associated with this financing were $106,916 consisting of $72,616 in cash costs and $34,300 as the fair value assigned to the options granted to the agents.

6.     SHARE CAPITAL (continued)

The fair value of the agent’s options was estimated at the grant date based on the Black-Scholes option-pricing model, using the following assumptions:

Expected dividend yield (%)	nil
Risk-free interest rate (%)	3.1
Expected life (years)	1.0
Expected volatility (%)	143

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

(c)

In December 2003, the Company completed a private placement of 5,400,000 units at a price of $0.25 per unit for gross proceeds of $1,350,000. Each unit consisted of one common share and one non-transferable common share purchase warrant. Each warrant entitled the holder to purchase one additional common share for a period of two years at a price of $0.40, provided that, if the shares of the Company trade at or above $0.60 on the TSX Venture Exchange for a period of 20 consecutive days after April 28, 2004, the warrant holders will be required to exercise their warrants. A finders fee of 7.5% (150,000 units valued at $37,500) was paid in units on a portion of the placement and a finder’s fee of 5% cash ($42,500) and 10% in warrants (340,000 common share purchase warrants valued at $65,000 with each warrant entitling the holder to acquire one common share for a period of two years at a price of $0.40) was paid on a portion of the placement.

The fair value of $65,000 for the 340,000 common share purchase warrants issued as part of the private placement were estimated at the grant date based on the Black-Scholes pricing model, using the following assumptions:

Expected dividend yield (%)	nil
Risk-free interest rate (%)	2.6
Expected life (years)	1.0
Expected volatility (%)	137

Warrant pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s common share purchase warrants.

7.    STOCK OPTIONS

(a)

The Company has a comprehensive share option plan for its employees, directors, officers and consultants. The plan provides for the issuance of incentive options to acquire up to a total of 10% of the issued and outstanding common shares of the Company. The exercise price of each option shall not be less than the closing market price of the Company’s stock on the award date. The options can be granted for a maximum term of 5 years with vesting provisions determined by the Company.

7.     STOCK OPTIONS (continued)

        Stock options issued to officers, employees and directors are as follows:

		2004		2003

	Number of Shares	Weighted Average Exercise Price $	Number of Shares	Weighted Average Exercise Price $

Options outstanding
at August 1 (i)	940,000	0.50	1,040,000	0.50
Granted (ii)	405,000	0.29	--	--
Exercised	(75,000)	0.35	--	--
Forfeited	--	--	(100,000)	0.50

Options outstanding at July 31	1,270,000	0.33	940,000	0.50

Options exercisable
at July 31	1,190,000	0.34	940,000	0.50

(i)

On November 21, 2003, the Company agreed to amend 940,000 incentive stock options previously issued to certain directors, officers and employees of the Company. All of the options were exercisable at a price of $0.50 per share with a term expiring April 4, 2004. The amendment reduced the exercise price of the options to $0.35 per share and extended the term of the options by two years to April 4, 2006. The fair value of amended stock options was $186,100. This value was arrived at by using the Black-Scholes option-pricing model and represents the incremental value between the modified option fair value and the value of the old option immediately before its terms were modified. The following assumptions were used:

	Old Option	Modified Option

Expected dividend yield (%)	Nil	Nil
Risk-free interest rate (%)	2.7	3.2
Expected life (years)	0.4	2.4
Expected volatility (%)	122	147

(ii)

The Company granted a total of 405,000 (2003 – nil) stock options to directors, officers, employees and non-employees in 2004. The fair value of these options was $87,800 (2003 – nil), with the Company expensing this assigned value.

The fair value of these stock options was estimated at the grant date based on the Black-Scholes option pricing model, using the following weighted average assumptions:

Expected dividend yield (%)	Nil
Risk-free interest rate (%)	3.2
Expected life (years)	2.3
Expected volatility (%)	146

7.     STOCK OPTIONS (continued)

        The following table summarizes information about stock options outstanding and exercisable at July 31, 2004:

Exercise Price $	Options Outstanding	Options Exercisable	Expiry Date	Weighted Average remaining life (years)

0.35	1,170,000	1,140,000	April 4, 2006	1.7
0.11	100,000	50,000	Sept. 4, 2006	2.1

	1,270,000	1,190,000		1.7

(b)

Options to buy 750,000 units of the short form offering of June 2003 were issued to the agents of the offering. The agents had to June 3, 2005 to exercise options on the units. The agents had the option to acquire up to 750,000 shares over the two year period and up to 750,000 warrants can be issued until June 3, 2004 (note 6(b)). By July 31, 2004, the agents options were exercised for proceeds of $75,000, resulting in the issuance of 750,000 shares and 750,000 warrants.

8.    WARRANTS

During the year ended July 31, 2003, the Company issued 5,000,000 common share purchase warrants relating to a short form offering (note 6(b)). In the year ended July 31, 2004, 5,890,000 common share purchase warrants were issued relating to a private placement (note 6(c)). Also during the year ended July 31, 2004, 750,000 common share purchase warrants were issued relating to the options granted to agents relating to the June 2003 short form offering (notes 6(b) and 7(b)).

Warrants issued are as follows:

		2004		2003

	Number of Shares	Weighted Average Exercise Price $	Number of Shares	Weighted Average Exercise Price $

Warrants outstanding
at August 1	5,000,000	0.20	3,401,000	0.37
Issued (note 6(c)
and 7(b))	6,640,000	0.38	5,000,000	0.20
Exercised	(5,770,000)	0.20	--	--
Expired	--	--	(3,401,000)	(0.37)

Warrants outstanding at July 31	5,870,000	0.40	5,000,000	0.20

The following table summarizes information about warrants outstanding and exercisable at July 31, 2004:

Exercise Price $	Warrants Outstanding	Expiry Date	Weighted Average remaining life (years)

0.40	5,870,000	Dec. 29, 2005	1.4

9.     RELATED PARTY TRANSACTIONS

(a)	The Company entered into the following transactions with related parties:

(i)	Paid or accrued $165,390 (2003 — $68,879) in geological support, management and administration expenses to Silver Standard Resources Inc., a company of which two directors are also directors of the Company (note 13).
(ii)	The Company has entered into mineral property option agreements and shares an exploration office with East West, a company whose president and a director is also a director of the Company. During the second quarter, the option agreement with East West that related to the Posh property, was terminated. During the year ended July 31, 2004, the Company paid or accrued $12,732 (2003 — $Nil) relating to the exploration office.
(iii)	During the year, a director of the Company exercised 217,500 share purchase warrants at $0.20 each for a total proceeds of $43,500.

(b)	Included in amounts receivables and payables at July 31, 2004 are the following:

(i)	$Nil (2003 — $5,954) due from East West.
(ii)	$7,092 (2003 — $Nil) payable to East West.
(iii)	$3,325 (2003 — $31,042) payable to Silver Standard.*

10.    INCOME TAXES

(a)	The income taxes shown on the consolidated statements of loss and deficit differs from the amounts obtained by applying statutory rates due to the following:

	2004 $	2003 $	2002 $

Statutory tax rate	36.5%	38.5%	39.6%

Loss for the year	(1,270,193)	(294,424)	(211,299)

Provision for income taxes based on statutory rates	(463,600)	(113,400)	(83,700)
Non deductible expenses and adjustment for income tax	370,600	51,100	7,100
Unrecognized benefit of net operating losses carried forward	93,000	62,300	76,600

	--	--	--

(b)

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s future tax assets as of July 31 are as follows:

	2004 $	2003 $

Long term future tax assets:
Non capital loss carryforwards	272,400	256,400
Book amortization in excess of tax CCA and resource claims	1,422,500	1,268,900
Finance charges	47,500	59,000

Total future tax assets	1,742,400	1,584,300
Less: Valuation allowance for future tax assets	(1,742,400)	(1,584,300)

Net future tax assets	--	--

10.     INCOME TAXES (continued)

        The potential income tax benefit of these losses and tax pool balances have been offset by a valuation allowance.

(c)

As of July 31, 2004, the Company has approximately $746,200 in operating losses, $5,039,000 in accumulated Canadian and foreign exploration and development expenditures and $130,000 in unclaimed share issuance costs available to reduce future taxable income. The potential benefit of these losses has not been reflected in these consolidated financial statements. The operating losses expire as follows:

$

2005	3,400
2006	23,700
2007	26,800
2008	168,300
2009	145,200
2010	123,600
2014	255,200

746,200

Subject to certain restrictions, the Company also has exploration and development expenditures available to reduce future taxable income in Mexico. Future tax benefits that may arise as a result of these expenditures have not been recognized in these consolidated financial statements.

11.     SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information:

	2004 $	2003 $	2002 $

Non-cash financing activities
Shares issued for mineral property acquisitions	--	3,750	36,500
Shares issued for debt settlement	--	50,000	--
Value assigned to warrants and options exercised	(34,300)	--	--
Value assigned to options granted	273,900	--	--
Share capital	34,300	--	--
Share issue costs	(102,500)	(34,300)	--
Value assigned to units and warrants	65,000	34,300	--
Share capital issued for finder's fees	37,500	--	--

	273,900	53,750	36,500

Non-cash investing activities
Shares issued for mineral property acquisitions	--	3,750	36,500
Mineral property costs written off	(745,151)	(191,564)	(61,384)

	(745,151)	(187,814)	(24,884)

12.     SEGEMENTED INFORMATION

The Company operates in one industry segment which is the acquisition and exploration of mineral properties. Segment assets by geographic location are as follows:

July 31, 2004

	Canada $	Mexico $	Total $

Income (loss) for the year	(1,272,852)	2,659	(1,270,193)
Mineral properties	737,470	986,261	1,723,731
Identifiable assets	2,316,478	1,141,515	3,457,993

July 31, 2003

	Canada $	Mexico $	Total $

Income (loss) for the year	(294,424)	--	(294,424)
Mineral properties	1,441,200	33,500	1,474,700
Identifiable assets	1,890,975	33,500	1,924,475

13.	COMMITMENTS

(a)

The Company has entered into a Management Services Agreement with Silver Standard Resources Inc., a company in which two directors are also directors of the Company. Under the agreement, Silver Standard provides general corporate management, administrative and technical services for the Company. For personnel, hourly rates charged are based on direct salary costs and benefits, as well as a factor for overhead costs, office equipment, usage, management services personnel, office space and furnishings.

(b)

The Company has granted to Silver Standard Resources Inc. a right of first offer on the Company’s Rodeo, Yerbabuena and Santa Lucia properties, which properties were referred to the Company by Silver Standard. Under the terms of the right of first offer, if the Company intends to dispose of an interest in any referred property, the Company must give Silver Standard the first opportunity to acquire the interest.

Effective March 24, 2004, the Company granted Silver Standard a one-time right to acquire a 51% interest in any property referred to the Company by Silver Standard that is subsequently acquired by the Company. This one-time right to acquire replaces the right of first offer and, in order to exercise the right in respect of any property, Silver Standard must (a) exercise the right prior to, or on, the Company incurring US $1.5 million in exploration expenditures on the property and (b) incur exploration expenditures equal to twice the acquisition and exploration expenditures incurred by the Company on the property at the time of exercise. The El Rincon property (note 3) is subject to this back-in right.

(c)

In June 2003, the Company entered into an agreement with a non-related company to provide financial public relations services. The term of the agreement is one year expiring June 15, 2004, subject to a 30-day termination notice. The Company will pay an amount ranging up to $8,500 per month plus approved expenses solely in cash, for financial public relations services, communications materials and travel. The agreement was extended for an additional nine months to expire on March 15, 2005.

14.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada. The United States Securities and Exchange Commission (“SEC”) requires that financial statements of foreign companies contain a reconciliation presenting the statements on the basis of accounting principles generally accepted in the United States. Any differences in accounting principles as they pertain to the accompanying consolidated financial statements are not material except as follows:

(a)

Under Canadian GAAP, the mineral properties are carried at cost and written off or written down if the properties are abandoned, sold or if management decides not to pursue the properties. Under United States GAAP, the Company would periodically review and obtain independent reports in determining adjustments to the mineral properties and record properties at net realizable value. The Company has not yet obtained an independent report for United States GAAP purposes, therefore, the Company’s mineral property costs would be written off for United States GAAP purposes.

(b)

Under United States GAAP, stock compensation expense is recorded as shares held in escrow become eligible for release, at the market value of the shares at that time. Under Canadian GAAP, no value is attributed to such shares released and no compensation expense is recorded. Shares previously held in escrow were performance shares which were issued to certain directors who reorganized the Company’s business affairs and raised financing sufficient to fund the Company’s business plan.

(c)

Until August 1, 2002, the Company was not required, under Canadian GAAP, to record the effect of non-employee stock-based compensation expense in the consolidated financial statements. Commencing August 1, 2002, Canadian GAAP treatment is consistent with United States GAAP treatment. Under United States GAAP, stock compensation expense is recorded for non-employees based upon a fair value method. The Company elected to continue to measure compensation cost for employees under Accounting Principles Board (“APB”) Opinion No. 25, including interpretations provided in Interpretation (“FIN”) No. 44. Generally, under APB No. 25 compensation expense is recognized for the difference between the market price of the underlying common stock and the exercise price of the stock options. Effective from the date of the modification, the Company regularly re-measures compensation expense for the options where there has been a substantive change or modification to such options.

Effective August 1, 2003 the Company adopted the new Canadian standards for stock compensation (note 2), which mirrors in all material respects SFAS 123. Accordingly, no reconciling item exists between Canadian and United States accounting for stock options after August 1, 2003.

(d)

Under United States GAAP, investments available for sale are recorded at market value. The difference between the market value and the carrying value of investments is recorded as a separate shareholder equity category named comprehensive income. Once the investment is sold, the comprehensive income relating to that investment is cleared out to income. Under Canadian GAAP, investments available for sale are recorded at the lower of cost or market. There is no comprehensive income category in Canada. As the Company did not own any investments, there was no impact for the year ended July 31, 2004.

(e)	The impact of the above differences between Canadian and United States GAAP on loss for the period are as follows:

14.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

	Cumulative From Inception (Feb. 15, 1967)	Years Ended July 31 _______________________________________________
	to July 31, 2004 $	2004 $	2003 $	2002 $

Loss for the period as reported	(8,213,433)	(1,270,193)	(294,424)	(211,299)
Recovery (write-off) of mineral property
costs	(1,723,730)	(249,030)	3,554	(491,785)

Primary loss for the period in accordance
with United States GAAP	(9,937,163)	(1,519,223)	(290,870)	(703,084)

Primary loss per share for the period in accordance with United States GAAP		(0.07)	(0.02)	(0.08)

(f)	The impact of the above differences between Canadian and United States GAAP on the deficit, as reported, is as follows:

	Years Ended July 31 __________________________________________________________
	2004 $	2003 $	2002 $

Deficit - As reported	(8,213,433)	(6,943,240)	(6,648,816)
Write-off of mineral property costs	(1,723,731)	(1,474,700)	(1,478,254)

Deficit in accordance with United States GAAP	(9,937,164)	(8,417,940)	(8,127,070)

(g)	The impact of the above differences between Canadian and United States GAAP on the consolidated statements of changes in shareholders’ equity, as reported, are as follows:

14.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

	Common Shares ________________________________________		Accumulated	Comprehensive
	Number	Amount $	Deficit $	Income $	Total $

Shareholders' equity balance as reported at July 31, 2002	10,217,303	8,231,636	(6,648,816)	--	1,582,820
Write-off of mineral property costs	--	--	(1,478,254)	--	(1,478,254)

Shareholders' equity in accordance with United States GAAP at July 31, 2002	10,217,303	8,231,636	(8,127,070)	--	104,566

Shareholders' equity balance as reported at July 31, 2003	16,997,303	8,722,470	(6,943,240)	--	1,779,230
Write-off of mineral property costs	--	--	(1,474,700)	--	(1,474,700)

Shareholders' equity in accordance with United States GAAP at July 31, 2003	16,997,303	8,722,470	(8,417,940)	--	304,530

Shareholders' equity balance as reported at July 31, 2004	29,142,306	11,252,370	(8,213,433)	--	3,038,937
Write-off of mineral property costs	--	--	(1,723,731)	--	(1,723,731)

Shareholders' equity in accordance with United States GAAP at July 31, 2004	29,142,306	11,252,370	(9,937,164)	--	1,315,206

(h)	New Accounting Pronouncements

In June 2001, the FASB issued SFAS No. 141, “Business Combinations”. SFAS No. 141 mandates the purchase method of accounting for all business combinations initiated after June 30, 2001. In addition, SFAS No. 141 addresses the accounting for intangible assets and goodwill acquired in business combinations completed after June 30, 2001. The Company adopted SFAS No. 141, as required, with no material impact on its financial statements.

In June 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets”, which revises the accounting for purchased goodwill and other intangible assets. Under SFAS No. 142, goodwill and other intangible assets with indefinite lives will no longer be systematically amortized into operating results. Instead, each of these assets will be tested, in the absence of an indicator of possible impairment, at least annually, and upon an indicator of possible impairment, immediately. The Company adopted SFAS No. 142, as required, on May 1, 2002, with no material impact on its financial statements.

In August 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations”. SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related obligation for its recorded amount or incurs a gain or loss upon settlement. The Company adopted SFAS No. 143, as required, on May 1, 2003, with no material impact on its financial statements.

14.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets”. SFAS No. 144 was issued to resolve certain implementation issues that had arisen under SFAS No. 121. Under SFAS No. 144, a single uniform accounting model is required to be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and certain additional disclosures are required. The Company adopted SFAS No. 144, as required, with no material impact on its financial statements.

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements Nos. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections”. SFAS No. 145 updates, clarifies and simplifies existing accounting pronouncements, by rescinding SFAS No. 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in APB No. 30 will now be used to classify those gains and losses. Additionally, SFAS No. 145 amends SFAS No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. Finally, SFAS No. 145 also makes technical corrections to existing pronouncements. While those corrections are not substantive in nature, in some instances, they may change accounting practice. The Company adopted the provisions of SFAS No. 145 that amended SFAS No. 13, as required, on May 15, 2002 for transactions occurring after such date with no material impact on its financial statements. The Company adopted the remaining provisions of SFAS No. 145, as required, on May 1, 2003, with no material impact on its financial statements.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS No. 146 was issued to address the financial accounting and reporting for costs associated with exit or disposal activities, unless specifically excluded. SFAS No. 146 requires that a liability for a cost associated with a covered exit or disposal activity be recognized and measured initially at its fair value in the period in which the liability is incurred, except for a liability for one-time termination benefits that is incurred over time. If employees are not required to render service until they are terminated in order to receive the one-time termination benefits or if employees will not be retained to render service beyond the minimum retention period (as dictated by existing law, statute or contract, or in the absence thereof, 60 days), a liability for the termination benefits shall be recognized and measured at its fair value at the communication date. If employees are required to render service until they are terminated in order to receive the one-time termination benefits and will be retained to render service beyond the minimum retention period, a liability for the termination benefits shall be measured initially at the communication date based on the fair value of the liability as of the termination date. The liability shall be recognized rateably over the future service period. SFAS No. 146 also dictates that a liability for costs to terminate an operating lease or other contract before the end of its term shall be recognized and measured at its fair value when the entity terminates the contract in accordance with the contract terms. A liability for costs that will continue to be incurred under a contract for its remaining term without economic benefit to the entity is to be recognized and measured at its fair value when the entity ceases using the right conveyed by the contract. SFAS No. 146 further dictates that a liability for other covered costs associated with an exit or disposal activity be recognized and measured at its fair value in the period in which the liability is incurred. The Company adopted SFAS No. 146, as required, on May 1, 2003 with no material impact on its financial statements.

14.	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

In November 2002, the FASB issued FASB interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. FIN 45 requires that a liability be recorded in the guarantor’s balance sheet upon issuance of certain guarantees. FIN 45 also requires disclosure about certain guarantees that an entity has issued. The disclosure requirements of FIN 45 were effective for fiscal years ending after December 15, 2002. The Company adopted the provisions of FIN 45, as required, on January 1, 2002 with no material impact on its financial statements.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure”. SFAS 148 amends SFAS No. 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for fiscal years beginning after December 15, 2002. The interim disclosure provisions are effective.

For financial reports containing financial statements for interim periods beginning after December 15, 2002. The Company adopted SFAS No. 148, as required, on January 1, 2003 with no material impact on its financial statements.

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.” FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. The Company adopted the provisions of FIN 46, as required, with no material impact on its financial statements

On April 30, 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.”. SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The new guidance amends SFAS No. 133 for decisions made as part of the Derivatives Implementation Group (“DIG”) process that effectively required amendments to SFAS No. 133, and decisions made in connection with other FASB projects dealing with financial instruments and in connection with implementation issues raised in relation to the application of the definition of a derivative and characteristics of a derivative that contains financing components. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company adopted SFAS 149, as required, on July 1, 2003, with no material impact on its financial statements.

In May 2003, the FASB issued SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS No. 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. SFAS No. 150 is effective for all financial instruments created or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company adopted SFAS 150, as required, with no material impact on its financial statements.

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(Schedules B & C)

      ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
		Y	M	D
Canplats Resources Corporation	July 31, 2004	2004	10	27
ISSUER ADDRESS
#1180 - 999 West Hastings Street
CITY PROVINCE POSTAL CODE	ISSUER FAX NO.	ISSUER TEL.NO.
Vancouver B.C. V6C 2W2	(604) 689-3847	(604) 689-3846
CONTACT PERSON	CONTACT'S POSITION	CONTACT TEL. NO.
Linda J. Sue	Corporate Secretary	(604) 484-8203
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
lsue@silverstandard.com	www.canplats.com

CERTIFICATE
The schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
		Y	M	D
"James W. Tutton"	James W. Tutton	2004	10	27
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
		Y	M	D
"R.E. Gordon Davis"	R.E. Gordon Davis	2004	10	27

CANPLATS RESOURCES CORPORATION
QUARTERLY REPORT
SCHEDULE “B”– SUPPLEMENTARY INFORMATION
For the Twelve Months Ended July 31, 2004

1.     Analysis of expenses and deferred costs:

      (a)      Mineral Property Costs: See Schedule “A” – Financial Statements.

      (b)     Investor Relations:

Twelve months ended July 31, 2004

Advertising	20,060
Consulting (1)	99,265
Broker research services	3,308
Special projects	3,466
Website maintenance	5,000
Investor relations travel	5,354
Trade Show and conferences	8,836
Postage	947
Other	11,702

157,938

(1)

In June 2003, the company retained G2 Consultants Corporation of Vancouver, B.C., to provide financial public relations services. Under the terms of the agreement, the company agreed to retain G2 Consultants for a one-year period effective June 15, 2003 and expiring June 15, 2004, subject to a 30-day termination notice. Subsequent to the end of the quarter, the agreement was extended for an additional nine months, expiring March 15, 2005. For the twelve months ending July 31, 2004, a total of $94,000 was paid to G2 for consulting services.

2.	Related Party Transactions: See Schedule “A” – Financial Statements.

3.	(a) Securities Issued During the Twelve Months Ended July 31, 2004:

Date of Issue	Type of Security	Type of Issue	Number of Securities	Price per Security	Total Proceeds $	Type of Consideration	Commission
Oct. 30, 2003	Common Shares	Agents Options	100,000	$0.10	$10,000	N/A	N/A
Oct. 31, 2003	Common Shares	Agents Options	100,000	$0.10	$10,000	N/A	N/A
Oct. 31, 2003	Common Shares	Warrant Exercise	452,500	$0.20	$90,500	N/A	N/A
Nov. 4, 2003	Common Shares	Agents Options	10,000	$0.10	$1,000	N/A	N/A
Nov. 6, 2003	Common Shares	Warrant Exercise	115,000	$0.20	$23,000	N/A	N/A
Nov. 10, 2003	Common Shares	Warrant Exercise	357,000	$0.20	$71,400	N/A	N/A
Nov. 18, 2003	Common Shares	Warrant Exercise	217,500	$0.20	$43,500	N/A	N/A
Nov. 25, 2003	Common Shares	Warrant Exercise	230,000	$0.20	$46,000	N/A	N/A
Dec. 5, 2003	Common Shares	Agents Options	298,000	$0.10	$29,800	N/A	N/A
Dec. 22, 2003	Common Shares	Warrant Exercise	5,000	$0.20	$1,000	N/A	N/A
Dec. 29, 2003	Common Shares	Private Placement	5,400,000(1)	$0.25	$1,350,000	Cash	$42,500
Dec. 29, 2003	Share Purchase Warrants	Private Placement	5,400,000(1)	--	--	--	--
Dec. 29, 2003	Common Shares	Finder's Fee	150,000(2)	$0.25	--	Finder's Fee	N/A
Dec. 29, 2003	Share Purchase Warrants	Finder's Fee	490,000(2)	--	--	Finder's Fee	--
Jan. 14, 2004	Common Shares	Agent's Warrants	5,000	$0.20	$1,000	N/A	N/A
Jan. 15, 2004	Common Shares	Warrant Exercise	85,000	$0.20	$17,000	N/A	N/A
Jan. 23, 2004	Common Shares	Warrant Exercise	40,000	$0.20	$8,000	N/A	N/A
Jan. 27, 2004	Common Shares	Warrant Exercise	37,000	$0.20	$7,400	N/A	N/A
Feb. 17, 2004	Common Shares	Warrant Exercise	250,000	$0.20	$50,000	N/A	N/A
Feb. 24, 2004	Common Shares	Warrant Exercise	450,000	$0.20	$90,000	N/A	N/A
Feb. 24, 2004	Common Shares	Warrant Exercise	50,000	$0.20	$10,000	N/A	N/A
Feb. 24, 2004	Common Shares	Warrant Exercise	50,000	$0.20	$10,000	N/A	N/A
Feb. 25, 2004	Common Shares	Option Exercise	75,000	$0.35	$26,250	N/A	N/A
Feb. 26, 2004	Common Shares	Warrant Exercise	380,000	$0.20	$76,000	N/A	N/A
March 9, 2004	Common Shares	Warrant Exercise	260,000	$0.20	$52,000	N/A	N/A
March 9, 2004	Common Shares	Agents' Options Exercise	41,000	$0.10	$4,100	N/A	N/A
April 20, 2004	Common Shares	Warrant Exercise	25,000	$0.20	$5,000	N/A	N/A
April 23, 2004	Common Shares	Warrant Exercise	20,000	$0.40	$8,000	N/A	N/A
May 10, 2004	Common Shares	Warrant Exercise	25,000	$0.20	$5,000	N/A	N/A
May 25, 2004	Common Shares	Warrant Exercise	200,000	$0.20	$40,000	N/A	N/A
May 27, 2004	Common Shares	Warrant Exercise	30,000	$0.20	$6,000	N/A	N/A
May 28, 2004	Common Shares	Agent's Warrants	100,000	$0.20	$20,000	N/A	N/A
May 28, 2004	Common Shares	Warrant Exercise	1,600,000	$0.20	$320,000	N/A	N/A
May 31, 2004	Common Shares	Warrant Exercise	50,000	$0.20	$10,000	N/A	N/A
June 2, 2004	Common Shares	Warrant Exercise	101,000	$0.20	$20,200	N/A	N/A
June 3, 2004	Common Shares	Warrant Exercise	150,000	$0.20	$30,000	N/A	N/A
June 3, 2004	Common Shares	Warrant Exercise	100,000	$0.20	$20,000	N/A	N/A
June 3, 2004	Common Shares	Agent's Option Exercise	1,000	$0.10	$100	N/A	N/A
June 3, 2004	Common Shares	Agent's Option Exercise	200,000	$0.10	$20,000	N/A	N/A
June 3, 2004	Common Shares	Agent's Warrants	200,000	$0.20	$40,000	N/A	N/A
June 3, 2004	Common Shares	Agent's Warrants	5,000	$0.20	$1,000	N/A	N/A
June 3, 2004	Common Shares	Agent's Warrants	180,000	$0.20	$36,000	N/A	N/A

(1)	The company closed a private placement of 5,400,000 units at a price of $0.25 per unit for gross proceeds of $1,350,000. Each unit consists of one common share and one non-transferable common share purchase warrant. Each warrant will entitle the holder to purchase one additional common share for a period of two years at a price of $0.40, provided that, if the shares of the company trade at or above $0.60 on the TSX Venture Exchange for a period of 20 consecutive days after April 28, 2004, the warrant holders will be required to exercise their warrants.

(2)	Finders’ fees of 150,000 units at $0.25, 340,000 share purchase warrants and $42,500 in cash were paid in connection with the Private Placement. Each unit consists of one common share and one non-transferable common share purchase warrant. Each warrant will entitle the holder to purchase one additional common share for a period of two years at a price of $0.40, provided that, if the shares of the company trade at or above $0.60 on the TSX Venture Exchange for a period of 20 consecutive days after April 28, 2004, the warrant holders will be required to exercise their warrants.

(b)     Options Granted During the Twelve Months Ended July 31, 2004:

Number	Exercise Price	Expiry Date
305,000	$0.35	April 4, 2006
100,000	$0.11	September 4, 2006
405,000

4.     Summary of Securities as at July 31, 2004

(a)	Authorized Capital	100,000,000 no par value common shares

(b)	Issued and Outstanding Amount	29,142,306 common shares $11,591,270

    (c)

Options Outstanding (3)
Number	Exercise Price	Expiry Date
865,000	$0.35 (1)	April 4, 2006 (1)
305,000	$0.35	April 4, 2006
100,000	$0.11	September 4, 2006
1,270,000

Share Purchase Warrants Outstanding (3)
Number	Exercise Price	Expiry Date
5,870,000	$0.40 (2)	December 29, 2005

(1)

On November 21, 2003, the company agreed to amend 940,000 incentive stock options previously issued to certain directors, officers and employees of the company. All of the options were exercisable at a price $0.50 per share with a term expiring April 4, 2004. The amendment reduced the exercise price of the options to $0.35 per share and extended the term of the options by two years to April 4, 2006. Subsequent to the amendment, 75,000 of the options were exercised.

(2)	Each warrant may be subject to forced conversion if the common shares trade at or above $0.60 for 20 consecutive days after April 28, 2004 on the TSX Venture Exchange.

(d)     Total number of securities in escrow:     Nil

         Total number of securities subject to a pooling agreement:    Nil

5.	List of Directors and Officers as at October 27, 2004:

Directors:

R.E. Gordon Davis Robert A. Quartermain James W. Tutton

Officers:

	R.E. Gordon Davis Ross A. Mitchell Kenneth C. McNaughton Linda J. Sue Joseph J. Ovsenek	President, CEO & Chairman Vice President, Finance Vice President, Exploration Corporate Secretary Assistant Corporate Secretary

CANPLATS RESOURCES CORPORATION
SCHEDULE “C”
Management Discussion & Analysis
For the Twelve Months ended July 31, 2004

This Management Discussion and Analysis (“MD&A”) provides a detailed analysis of our business and compares our 2004 financial results with those of the previous two years and is prepared as of October 27, 2004. In order to better understand the MD&A, it should be read in conjunction with the consolidated financial statements and related notes. We prepare and file with various Canadian regulatory authorities our consolidated financial statements and MD&A in Canadian dollars and in accordance with Canadian generally accepted accounting principles (“GAAP”). Reference should be made to note 14 of the consolidated financial statements for a discussion of material measurement differences between Canadian and U.S. GAAP and their effect on the consolidated financial statements. Our Annual Information Form is filed on SEDAR at www.sedar.com.

FINANCIAL RESULTS

Selected Annual Information

	2004 $	2003 $	2002 $

Total revenues	Nil	Nil	Nil

General and administrative expenses	(557,428)	(105,178)	(151,551)

Write-off of mineral properties	(745,151)	(191,564)	(61,384)

Loss for the year	(1,270,193)	(294,424)	(211,299)

Loss per share - basic and diluted	(0.06)	(0.02)	(0.02)

Total assets	3,457,993	1,924,475	1,638,718

Total long-term liabilities	Nil	Nil	Nil

Cash dividends declared	Nil	Nil	Nil

During the reporting periods, the company reported no discontinued operations or extraordinary items.

Review of Financial Results

Fiscal year-ended July 31, 2004 compared to year-ended July 31, 2003

During the fiscal year-ended July 31, 2004, the company incurred a loss of $1,270,193 ($0.06 per share) compared to a loss of $294,424 ($0.02 per share) for fiscal year-ended July 31, 2003.

In December 2003, the company closed a $1,350,000 private placement financing and commenced a more active program for gold properties in Mexico which resulted in a number of properties being acquired. Along with this increased activity, expenses for the year increased to $557,428 from the $105,178 recorded in the comparable period in the prior year. Exploration expense increased to $5,347 from $3,258 in the prior year with all the increase relating to Mexico. The arrangement with G2 Consultants Corporation to provide financial relations services, which commenced in June 2003, continued throughout fiscal 2004. As a consequence, investor relations costs for fiscal 2004 increased to $157,938 from $15,051 in the prior year and of the amount expended in fiscal 2004, $94,000 was paid to G2 Consultants. Other expenses that increased with the increased activity levels included insurance at $8,765 (2003 — $604), legal, accounting and audit $15,476 (2003 — $4,200), listing and filing fees $19,107 (2003 — $8,666). Mid-way through fiscal 2004, the arrangement with Silver Standard Resources Inc., whereby Silver Standard provided certain administrative services for the company changed. Prior to the change, Silver Standard charged the company a flat monthly fee for management administration and rent. After the change, these costs were charged to the company in the salary charge-out rates. The overall impact on the company was neutral as reductions in the management administration fee and office rent expense were offset by a corresponding increase in salary expense.

In fiscal 2004, a $273,900 stock-based compensation expense (2003 – nil) was recorded reflecting the change in accounting policy whereby the fair value of options granted to employees, directors and officers are now being expensed.

Interest income increased to $26,386 in fiscal 2004, compared to $2,318 in fiscal 2003. This increase relates to higher cash balances available for investment.

A total of $745,151 in mineral properties in Ontario were abandoned and written off in fiscal 2004 compared to $191,564 written off in the prior year. Properties written off were Voltaire-Johnspine — $561,947 and Posh — $183,204.

Fiscal year-ended July 31, 2003 compared to year-ended July 31, 2002

During the fiscal year-ended July 31, 2003, the company expended $184,260 on its various mineral properties, down $332,409 from the $516,669 spent in fiscal 2002. With the exception of the Geikie property, where $123,106 was spent and the newly acquired Rodeo property in Mexico, where $33,500 was spent, the company was inactive on its various properties.

The company’s expenses were reflective of the reduced activities on properties with expenses reducing from $151,551 in fiscal 2002 to $105,178 in 2003 – a reduction of $46,373 or 30%. The largest reduction related to salary allocations from Silver Standard Resources Inc. In fiscal 2003, $12,755 was spent on salaries compared to $38,738 in the prior year. Management administration fees and rent paid to Silver Standard were $30,000 compared to $38,000 in the prior year. Insurance costs for the year were $604 compared to $6,315 in the prior year, reflecting the dropping of directors and officers liability coverage during the year and reduced cost allocations from Silver Standard.

Mineral properties abandoned and written-off in fiscal 2003 were $191,564 compared to $61,384 in the prior year. Properties abandoned in Canada included Black Sturgeon ($93,725), Mikinak ($44,027), Voltaire Johnspine ($20,080, partially written-off) and various other properties ($33,732).

The loss for the year was $294,424 ($0.02 per share) compared to a loss of $211,299 ($0.02 per share) in the prior year.

Selected Quarterly Financial Data (unaudited)

				2004 $				2003 $
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Total revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Loss for the year	(51,948)	(258,602)	(66,991)	*(892,652)	(21,862)	(37,782)	(153,174)	(81,606)
Loss per share -
basic and diluted	(0.00)	(0.01)	(0.00)	(0.05)	(0.00)	(0.00)	(0.01)	(0.01)

*	The large loss recorded in the fourth quarter of 2004 is mainly attributed to the combination of $561,947 in property costs written off relating to the Voltaire-Johnspine property, $183,204 written off relating to the Posh property and $266,300 in expensing of values assigned to options granted during the year.

LIQUIDITY AND CAPITAL RESOURCES

At July 31, 2004, the company had $1,580,412 (2003 — $398,115) in cash and cash equivalents and working capital of $1,622,925 (2003 — $338,830).

Operating Activities

Operating activities, after non-cash working capital charges, required funding of $380,624 and $4,178 for the years ending July 31, 2004 and July 31, 2003, respectively, due primarily to the increase in general and administrative expenses resulting from greater activity.

Investing Activities

A total of $994,182 in cash was spent on the company’s various mineral properties. In Canada, two properties were active with $12,998 spent on geophysical work on the Grand Bay property and $28,423 spent on the Geikie property. In Mexico, $442,217 was spent on exploration at the Rodeo property, $302,791 on acquisition and exploration on the Yerbabuena property and $223,496 on acquisition and exploration of the Santa Lucia property and $17,757 was spent on acquisition of the El Rincon property. Various equipment costing $31,181, including a vehicle, were purchased by the company for exploration work relating to our Mexican properties.

Financing Activities

A total of $2,609,250 was raised in fiscal 2004 through the issuance of common shares and $48,650 was spent in cash on common share issue costs relating to the private placement. A summary of the components of the funds raised in 2004 and the two prior years is as follows:

	2004 $	2003 $	2002 $

Private placement	1,350,000	544,000	523,500
Exercise of stock options	26,250	--	--
Exercise of agents' options	75,000	--	--
Exercise of warrants	1,158,000	--	--

	2,609,250	544,000	523,500

In December 2003, the company completed a private placement of 5,400,000 units at a price of $0.25 per unit for gross proceeds of $1,350,000. Each unit consisted of one common share and one non-transferable common share purchase warrant. Each warrant entitled the holder to purchase one additional common share for a period of two years at a price of $0.40, provided that, if the shares of the company trade at or above $0.60 on the TSX Venture Exchange for a period of 20 consecutive days after April 28, 2004, the warrant holders will be required to exercise their warrants. A finders fee of 7.5% (150,000 units valued at $37,500) was paid in units on a portion of the placement and a finder’s fee of 5% cash ($42,500) and 10% in warrants (340,000 common share purchase warrants valued at $65,000 with each warrant entitling the holder to acquire one common share for a period of two years at a price of $0.40) was paid on a portion of the placement.

Warrant pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the company’s common share purchase warrants.

ADDITIONAL DISCLOSURES

Critical accounting policies and changes in accounting policies

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reporting period. Actual results could differ from those reported.

Mineral property costs

The company records its interests in mineral properties at cost. The costs of acquiring mineral properties and related exploration and development expenditures are deferred and would be amortized against future production following commencement of commercial production or are written off if the properties are sold, allowed to lapse or abandoned. General exploration, overhead and administration costs are expensed in the period incurred.

Management of the company regularly reviews the net carrying value of each mineral property. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, proven and probable reserves, and operating capital and reclamation costs on an undiscounted basis. Reductions in the carrying value of each property would be recorded to the extent the net book value of the investment exceeds the estimated future cash flows.

Where estimates of future cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered.

Management’s estimates of mineral prices, recoverable proven and probable reserves, and operating capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term that could adversely affect management’s estimate of the net cash flows to be generated from its properties. The company presently has no proven or probable reserves.

Option payments received are treated as a reduction of the carrying value of the related mineral property and deferred costs until the payments are in excess of costs incurred, at which time they are then credited to income.

Recently issued accounting policies

The company adopted the recommendations of CICA Handbook Section 3870, stock-based compensation and other stock-based payments, effective to all awards granted on or after August 1, 2002. This established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

As encouraged by CICA Handbook Section 3870, the company has enacted prospectively early adoption of the fair value based method of accounting for awards issued to employees for the fiscal year beginning August 1, 2003.

The new standard requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method. In prior years, stock-based compensation expense was only recognized when stock-based compensation awards were made to non-employees, while pro-forma disclosure was acceptable for awards made to employees.

Financial Instruments and Other Instruments

Canplats financial statements consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities and amounts due to related parties. Unless otherwise noted, it is management’s opinion that the company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

The company is exposed to currency risk on the acquisition and exploration expenditures of its Mexican properties since it has to settle expenditures either in Mexican pesos or U.S. dollars. The company’s expenditures are negatively impacted by increases either in U.S. dollars or Mexican pesos versus the Canadian dollar.

Related Party Transactions

(a)	The company entered into the following transactions with related parties:

(i)	Paid or accrued $165,390 (2003 — $68,879) in geological support, management and administration expenses to Silver Standard Resources Inc., a company of which two directors are also directors of the company.
(ii)	The company has entered into mineral property option agreements and shares an exploration office with East West Resource Corporation (“East West”), a company whose president and a director is also a director of the company. During the second quarter, the option agreement with East West that related to the Posh property, was terminated. During the year ended July 31, 2004, the company paid or accrued $12,732 (2003 — $Nil) relating to the exploration office.
(iii)	During the year, a director of the company exercised 217,500 share purchase warrants at $0.20 each for total proceeds of $43,500.

(b)	Included in amounts receivables and payables at July 31, 2004 are the following:

(i)	$Nil (2003 — $5,954) due from East West.
(ii)	$7,092 (2003 —$Nil) payable to East West.
(iii)	$3,325 (2003 — $31,042) payable to Silver Standard.

Additional Disclosure for Venture Issuers Without Significant Revenue

Additional disclosure concerning the company’s general and administrative expenses and resource property costs is provided in the Consolidated Financial Statements and related notes for July 31, 2004 that is available on Canplats’ website at www.canplats.com or on the SEDAR web site www.sedar.com.

Outstanding Share Data

The authorized capital consists of 100,000,000 common shares without par value. As of October 27, 2004 the following common shares, options and share purchase warrants were outstanding:

	Number of Shares	Exercise Price	Expiry Date

Issued and outstanding
common shares	29,142,306	--	--

Stock options outstanding	1,270,000	$0.11 - $0.35	Apr. - Sept. 2006

Warrants outstanding	5,870,000	$ 0.40	Dec. 29, 2005

Fully diluted	36,282,306

Caution on Forward-Looking Information

This MD&A includes forward looking statements, such as estimates and statements that describe the company’s future plans, objectives or goals, including words to the effect that the company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

Approval

The Board of Directors of Canplats Resources Corporation has approved the disclosure contained in the Annual MD&A. A copy of this Annual MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR web site at www.sedar.com.